

January 4, 2023

Greg Klein
Co-Chief Executive Officer
TKB Critical Technologies 1
400 Continental Blvd, Suite 600
El Segundo, CA 90245

>   **Re: TKB Critical Technologies 1**
>   **Preliminary Proxy Statement filed on Schedule 14A**
>   **Response dated December 30, 2022**
>   **File No. 001-40959**

Dear Greg Klein:

　　We have reviewed your December 30, 2022 response to our comment letter and have the following comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure. Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 28, 2022 letter.

Response dated December 30, 2022

General

1.　　We note your response to prior comment 1. Please tell us why the French citizenship of one of your Sponsor's managing members does not amount to a "substantial tie with a non-U.S. person" that may cause you to become subject to the risks described in the comment, notwithstanding that the member is also a U.S. citizen. Alternatively, please include risk factor disclosure that addresses the risks described in the comment.

　　We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　You may contact Joseph Ambrogi at (202) 551-4821 or Pamela Long at (202) 551-3765 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Melissa Curvino, Esq.